SMART LOGISTICS GLOBAL LIMITED

VIA EDGAR

July 14, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attn:	Claudia Rios
Karina Dorin

Re:	SMART LOGISTICS GLOBAL LIMITED Request to Withdraw Registration Statement on Form F-1, as amended Initially Filed on October 4, 2024 File No. 333-282504

Dear Ms. Rios and Ms. Dorin:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Smart Logistics Global Limited (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-282504) initially filed with the Securities and Exchange Commission (the “Commission”) on October 4, 2024, together with all exhibits thereto and amendments thereto (the “Registration Statement”), as originally declared effective by the Commission on December 20, 2024, effective as of the date hereof or at the earliest practical date thereafter.

The Company is withdrawing the Registration Statement because six months have lapsed since the effectiveness of the Registration Statement.  The undersigned represents that no securities were sold in connection with the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company expects to file with the Commission a new registration statement (“New Registration Statement”) for its initial public offering and requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for the New Registration Statement.

* * *

If you have any questions regarding this request for withdrawal, please contact our counsel, Jane Tam of Loeb & Loeb LLP, by phone at 202-524-8470 or via e-mail at jtam@loeb.com.

[Signature page follows]

Very truly yours,

/s/ Hue Kwok Chiu
Hue Kwok Chiu
Chief Executive Officer

cc:	Loeb & Loeb LLP